Filed Pursuant to Rule 433

Registration Statement No. 333-234788

Relating to the Preliminary Prospectus Supplement

Dated August 6, 2020

(To Prospectus dated November 20, 2019)

Equitable Holdings, Inc.

500,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of Fixed Rate Reset

Noncumulative Perpetual Preferred Stock, Series B

Pricing Term Sheet

August 6, 2020

Issuer:	Equitable Holdings, Inc.

Trade Date:	August 6, 2020

Settlement Date:	August 11, 2020 (T+3) *

Securities:	Depositary shares (the “Depositary Shares”), each representing a 1/25th interest in a share of the Issuer’s Fixed Rate Reset Noncumulative Perpetual Preferred Stock, Series B (the “Preferred Stock”)

Liquidation Preference:	$25,000 liquidation preference per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Term:	Perpetual

Expected Ratings (Moody’s/S&P):	Ba1 (Stable) / BBB- (Negative)**

Offering Format:	SEC Registered

Size:	$500,000,000; 500,000 Depositary Shares

Public Offering Price:	$1,000 per Depositary Share

Underwriting Discount:	$11.25 per Depositary Share

Proceeds to Issuer (before Expenses):	$494,375,000 total

Dividend Rate (Noncumulative):	From August 11, 2020 to, but excluding, December 15, 2025, 4.950% per annum, and from, and including, December 15, 2025, for each reset period, the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the applicable reset dividend determination date plus 4.736% per annum, only when, as and if declared

Reset Date:	December 15, 2025 and each date falling on the fifth anniversary of the preceding reset date

Reset Period:	The period from and including December 15, 2025 to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date

Reset Dividend Determination Date:	In respect of any reset period, the day falling three business days prior to the beginning of such reset period

Dividend Payment Dates:	Semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2020

Optional Redemption:	The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,500 per share (equivalent to $1,020 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, or (ii) (a) in whole but not in part at any time, within 90 days after the occurrence of a “regulatory capital event,” or (b) in whole or in part, from time to time, during the three-month period prior to, and including, each reset date, in each case, at a redemption price equal to $25,000 per share (equivalent to $1,000 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date.

CUSIP / ISIN of Depositary Shares:	29452E AA9 / US29452EAA91

Joint Book-Runners:	Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Natixis Securities Americas LLC

SG Americas Securities, LLC
Truist Securities, Inc.

*

Pursuant to Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the second business day before delivery of the Depositary Shares will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and S&P Global Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751; Credit Suisse Securities (USA) LLC toll-free at +1 (800) 221-1037; J.P. Morgan Securities LLC collect at +1 (212) 834-4533; and Morgan Stanley & Co. LLC toll-free at +1 (866) 718-1649.

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